Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 14, 2011

BAYTEX ANNOUNCES HEAVY OIL ACQUISITION

CALGARY, ALBERTA (January 14, 2011) – Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that it has entered into an agreement to acquire heavy oil assets located in the Seal area of northern Alberta and the Lloydminster area of western Saskatchewan. The assets are being acquired through a combination of a corporate acquisition of a private company and an asset acquisition. The total consideration for the acquisition of $156.5 million (before closing adjustments and costs) will be funded by drawing on Baytex's revolving credit facility. The acquisition, which is subject to regulatory approvals and other conditions typical of transactions of this nature, is expected to close during the first quarter of 2011.

Acquisition Highlights

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Forecast production for the remainder of 2011 of approximately 2,600 bbl/d (100% heavy oil), of which 65% is from the Seal area of northern Alberta and 35% is from the Lloydminster area of western Saskatchewan.

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Reserves of approximately 10.5 million boe on a proved plus probable basis (100% heavy oil), effective January 1, 2011, as evaluated by Sproule Associates Limited in accordance with National Instrument 51-101.

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Annualized net operating income from the acquired assets is estimated to be approximately $37 million, based on the current WTI price strip of approximately US$95/bbl, a WCS differential of 20% and a foreign exchange rate of 1.00 USD/CAD.

•	A 100% working interest in 95,600 acres of undeveloped land in the Seal area.

•	Expected acquisition metrics, before adjustment for the value of the undeveloped land being acquired, are:

Cost per producing boe/d	$60,200 per boe/d

Multiple of annual net operating income	4.3 times

Cost per proved plus probable boe	$14.90

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The acquisition is estimated to be approximately 5% accretive to production per share, 6% accretive to funds from operations per share (after deduction of incremental interest expense) and 5% accretive to reserves per share.

Effects of the Transaction

On December 7, 2010, we announced a 2011 capital budget of $325 million for exploration and development (E&D) activities, which was designed to generate an average production rate of 47,000 to 48,000 boe/d in 2011. At present, we plan to maintain our previously-announced

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capital budget, reallocating capital investment as appropriate to the acquired properties to sustain production at approximately current levels. Assuming successful completion of this acquisition, we are increasing our production guidance for 2011 to an annual average of 49,000 to 50,000 boe/d. We expect to generate production growth from the acquired properties in subsequent years.

The acquisition provides additional development opportunities in the Seal area where we already possess significant leasehold and operating infrastructure. At Seal, we are acquiring a 100% working interest in 95,600 net acres of undeveloped land and current production of approximately 1,700 bbl/d of Bluesky heavy oil. The assets being acquired contain numerous opportunities for cold multi-lateral horizontal development.  Pro forma the acquisition, Baytex will hold a 100% working interest in approximately 156,000 net acres of undeveloped land at Seal.  To view a map of the acquired lands along with Baytex’s existing land position at Seal, please visit the following link or Baytex's website at www.baytex.ab.ca.

http://media3.marketwire.com/docs/BaytexMap113.JPG

The acquired Lloydminster assets provide approximately 900 bbl/d of heavy oil production, and a number of recompletion and infill drilling opportunities. In addition, the Lloydminster assets can be readily consolidated into Baytex’s existing operations to accrue operating economies of scale.

Pro forma the acquisition, we expect to have approximately $100 million of unutilized capacity on our currently-authorized $625 million revolving credit facility, before any upward adjustment for the lending value of the acquired assets.  We will revisit the amount of our revolving credit facility with our lending syndicate following closing of the acquisition.  After the acquisition, debt to annualized funds from operations for 2011 is estimated to be approximately 1.1 times, based on the current commodity price strip.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date of this press release and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: the estimated purchase price of the acquisition; the timing of closing of the acquisition; production from the acquired properties; the net operating income from the acquired properties; the accretion factor of the acquisition on production, funds from operations and reserves on a per share basis; our exploration and

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development capital expenditures for 2011; our average production rate for 2011; our ability to sustain production from the acquired properties in 2011 and grow production in subsequent years; development opportunities on the acquired assets; our ability to integrate the acquired assets with our existing assets and to achieve operating economies of scale; the amount of unutilized capacity on our revolving credit facility following the completion of the acquisition; an upward adjustment in the amount of our revolving credit facility following the completion of the acquisition; and our pro forma debt to funds from operations ratio for 2011.
In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of all required regulatory approvals in a timely manner; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to: the failure to receive all required regulatory approvals; fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex.  These risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

All dollar amounts in this press release are Canadian dollars, unless otherwise identified.

This press release contains references to barrels of oil equivalent or BOE.  Baytex has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca